Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this amendment to the Registration Statement on Form F-1 of China Liberal Education Holdings Limited of our report dated May 6, 2019, except for Notes 2, 12, 15 and 16, as to which the date is August 5, 2019, with respect to the consolidated balance sheets of China Liberal Education Holdings Limited as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2018, included in this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Friedman LLP

New York, New York

October 9, 2019